EXHIBIT 99.1

Contacts:

UTi Worldwide Inc. Lawrence R. Samuels Chief Financial Officer 310.604.3311	Cecilia Wilkinson/Julie MacMedan PondelWilkinson MS&L 323.866.6060 investor@pondel.com

UTi WORLDWIDE ACQUIRES LEADING 3PL PROVIDER STANDARD CORPORATION

—Acquisition Expands Contract Logistics Capabilities —

—Conference Call Scheduled for 1:00 p.m. Eastern Time Today —

Rancho Dominguez, California – October 11, 2002 – UTi Worldwide Inc. (NasdaqNM:UTIW) today announced a significant expansion of its global contract logistics capabilities with the acquisition of Columbia, South Carolina-based Standard Corporation, which operates more than 10 million square feet of distribution space. The acquisition is expected to be accretive to UTi’s earnings in the first year.

UTi acquired the family-owned company for an initial payment of $45.5 million in cash and $3 million in UTi Worldwide’s restricted ordinary shares, and future cash and stock compensation based on performance. For its fiscal year ended July 31, 2002, Standard generated revenues of $120 million.

Standard is a leading third party logistics (3PL) provider of contract logistics services and outsourced solutions in warehousing and distribution, transportation, information technology and manufacturing support with operations in 12 states. Its 49 sites, primarily located in the southeastern U.S., service multinational corporations across a variety of industries, including pharmaceutical, fibers and automotive. The company has approximately 2,800 employees.

“Standard represents the largest acquisition in the history of UTi and, building upon the Grupo SLI acquisition earlier this year, underscores the increasing importance of our contract logistics business as a growth driver for the company,” said Roger I. MacFarlane, chief executive officer of UTi Worldwide. “This transaction marks a significant milestone on our five-year NextLeap journey. With the addition of Standard’s complementary core capabilities to UTi’s global network, we now have an even greater range of services to offer as we strive to become a more valuable partner to our customers.”

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Peter Thorrington, president and chief operating officer of UTi Worldwide, said, “In addition to significantly enhancing UTi’s depth of service, the acquisition deepens the company’s management experience in contract logistics, warehousing and distribution. Standard’s executives are recognized leaders in the industry, and we are pleased to announce that the operational management team, headed by Bill Gates, will remain and continue to guide the company.”

MacFarlane said: “I also want to personally acknowledge our appreciation to the Walker family who has built upon a tradition of excellence that dates back more than 100 years to 1894 when the company was founded. The vision of Sam Clarke, former chief executive officer, Claude Walker, current chief executive officer, and James Walker, chief financial officer, has led Standard to a reputation for high level customer service and long-term relationships. While, with this acquisition, the Walkers and Sam Clarke will no longer remain involved in day-to-day operations of the company, they will continue to act as advisors. Their legacy will continue as we carry Standard to the next stage of growth.”

Standard is well recognized for its documented quality processes and achieved ISO 9002 registration and QS 9000 registration. The company also embraces the Six Sigma System of Process Management and models its quality plan after the Malcolm Baldrige Criteria for Excellence. In addition, Standard’s focus on employees is reflected in its recognition by Inbound Logistics Magazine as one of the top ten companies to work for in the logistics industry. “Standard’s history and tradition of excellence have earned it a solid reputation in the contract logistics business and we will continue to operate the business under the Standard Corporation company name,” said Thorrington.

Effective today, William T. Gates assumes the role of Standard Corporation’s chief executive officer. “Standard, like UTi, is very focused on developing major relationships with large complex global customers while building on existing relationships,” said Gates. “With UTi’s global network supporting our own internal capabilities, Standard is now considerably better positioned to gain market share and compete more effectively with the larger, national and international 3PL providers. We are very excited to become an integral element of UTi’s long-term vision to provide complete outsourcing solutions.”

Formerly president and chief operating officer of Standard Corporation, Gates, 54, joined Standard in 1988 and has more than 20 years of experience in contract logistics, warehousing and distribution. Previously, he served as general manager of the Wal-Mart distribution center in Laurens, South Carolina. Gates earned his M.S. in Logistics Systems Management from the University of Southern California. He serves on the Board of Directors of the Warehousing Education and Research Council (WERC), and is an active member of the Council of Logistics Management (CLM) and the International Warehouse Logistics Association (IWLA).

Lazard advised Standard Corporation on the transaction.

Investor Conference Call

UTi management will host an investor conference call today, at 10:00 a.m. PDT (1:00 p.m. EDT) to review additional financial details related to the Standard acquisition. The call will be open to all interested investors through a live, listen-only audio broadcast available over the Internet at www.go2uti.com and www.companyboardroom.com. For those who are not able to listen to the live broadcast, the call will be archived for two weeks through 5:00 p.m. PDT, October 25, 2002 at both Web sites. A telephonic playback of the conference call also will be available from approximately 1:00 p.m. PDT (4:00 p.m. EDT) October 11,

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through 5:00 p.m. PDT (8:00 p.m. EDT) October 18, by calling 800-642-1687 (domestic) or 706-645-9291 (international) and using Reservation No. 6094532.

About UTi Worldwide

UTi Worldwide Inc. is a global, non-asset based supply chain management business providing logistics services and planning and optimization solutions. The company’s services include freight forwarding, contract logistics services, customs brokerage, as well as other services such as coordination of shipping and storage of raw materials, supplies, components and finished goods. Through its supply chain planning and optimization services, the company assists clients in designing and implementing systems that improve predictability and visibility and reduce the overall costs of their supply chains. The company has a global and diverse customer base ranging from large multinational enterprises to smaller local businesses. For more information about the company visit its Web site at www.go2uti.com.

Safe Harbor Statement

Certain statements in this news release may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The company intends that all such statements be subject to the “safe-harbor” provisions contained in those sections. Such statements may include, but are not limited to, integration risks associated with the Standard acquisition, the company’s discussion of its growth strategy to provide complete outsourcing solutions, and any other statements, which are not historical facts. Many important factors may cause the company’s actual results to differ materially from those discussed in any such forward-looking statements, including increased competition; integration risks associated with acquisitions; the effects of changes in foreign exchange rates; changes in the company’s effective tax rates; industry consolidation making it more difficult to compete against larger companies; general economic, political and market conditions, including inventory build-up, economic slowdowns and consumer confidence; work stoppages or slowdowns or other material interruptions in transportation services; risks of international operations; the success and effects of new strategies; disruptions caused by conflicts, wars and terrorism; and the other risks and uncertainties described in the company’s filings with the Securities and Exchange Commission. Although UTi believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by UTi or any other person that UTi’s objectives or plans will be achieved. The historical results achieved by the company are not necessarily indicative of its future prospects. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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